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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2002
526

SEC FILE NUMBER
8-13657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **September 29, 2000** (MM/DD/YY) AND ENDING **September 28, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Howe Barnes Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 South LaSalle Street, Suite 1500
(No. and Street)

Chicago	**Illinois**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Lakowski **(312) 655-3000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 5 2002
P
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **David E. Lakowski,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Investments, Inc.** as of **September 28, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
DENNIS J. CYRWUS
Notary Public, State of Illinois
My Commission Expires 08/19/05

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Howe Barnes Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Howe Barnes Investments, Inc. as of September 28, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Investments, Inc. as of September 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 19, 2001

HOWE BARNES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
September 28, 2001

ASSETS	
Cash	$ 245,074
Cash and securities segregated under federal and other regulations	27,344,784
Deposits with clearing organizations	1,059,739
Receivables:	
Broker-dealers and clearing organizations	2,987,745
Customers, net of $100,000 allowance	51,940,838
Noncustomers	1,581,998
Securities owned, at market value	11,925,044
Secured demand note	4,000,000
Exchange memberships, at cost (market value $2,088,500)	472,000
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization $2,528,231	699,134
Other assets	3,136,597
Total assets	$ 105,392,953
LIABILITIES AND STOCKHOLDERS' EQUITY	
Short-term bank loans	$ 22,300,000
Payables:	
Broker-dealers and clearing organizations	1,797,640
Customers	67,866,466
Noncustomers	39,489
Securities sold, not yet purchased, at market value	236,427
Deferred tax liabilities, net	210,000
Accounts payable and accrued expenses	2,028,278
Total liabilities	94,478,300
Liabilities Subordinated to Claims of General Creditors	4,000,000
Stockholders' Equity	
Preferred stock, Class A, nonvoting, $4 par value; authorized 100,000 shares; issued 41,800 shares; no outstanding shares	167,200
Common stock, $4 par value; authorized 300,000 shares; issued 235,305 shares; outstanding 234,493 shares	941,220
Additional paid-in capital	2,694,041
Retained earnings	4,625,932
Less common stock in treasury, at cost (812 shares common stock and 41,800 shares preferred stock)	(1,513,740)
	6,914,653
Total liabilities and stockholders' equity	$ 105,392,953

The accompanying notes are an integral part of the statement of financial condition.

HOWE BARNES INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Investments, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. and is a member of various exchanges. The Company provides full service brokerage to individual and institutional customers, and execution and clearing services to broker-dealer correspondents.

Significant accounting policies are as follows.

Accounting estimates: The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fiscal year-end: The Company uses a 52-53 week fiscal year ending on the last Friday in the month of September. The fiscal year ending September 28, 2001, consisted of 52 weeks.

Revenue recognition: Securities transactions are recorded on a settlement-date basis. At September 28, 2001, there was no material difference between the trade date and settlement date basis. Securities owned and securities sold, not yet purchased, are recorded at market value.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Exchange Memberships: Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Note 2. Resale Agreements and Securities Lending Activities

Transactions involving purchase of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financings. These agreements are collateralized by U.S. Government securities and are recorded at their contractual resale of repurchase amounts plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repos. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate.

Securities borrowed and securities loaned transactions are generally reported as collateralized financing and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Note 3. Assets Segregated Under Federal and Other Regulations

At September 28, 2001, cash and securities segregated under federal and other regulations included in the statement of financial condition are as follows:

Cash	$ 22,370
Reverse repurchase agreements secured by U.S. Government obligations	27,322,414
	$ 27,344,784

These assets are segregated under Rule 15c3-3 of the Securities Exchange Act in a special reserve bank account for the exclusive benefit of customers.

Note 4. Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 28, 2001, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$ 2,771,200	$ 895,793
Fails to deliver/receive	85,578	181,519
Other	130,967	720,328
	$ 2,987,745	$ 1,797,640

Note 5. Receivables From and Payables to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin securities transactions. Securities owned by customers and held as collateral for receivables are not reflected in the financial statements.

Note 6. Securities Owned and Securities Sold, Not Yet Purchased

The securities and other financial instruments held by the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts which approximate fair value because of the short maturity of the instruments.

Securities owned and securities sold, not yet purchased at September 28, 2001, consist of:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 249,782	$ -
Municipal and corporate bonds	7,312,863	-
Stocks and warrants	4,362,399	236,427
	$ 11,925,044	$ 236,427

Note 7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 28, 2001, consist of:

	Furniture and Equipment	Leasehold Improvements	Internet Services	Total
Furniture and equipment	$ 2,905,994	$ -	$ -	$ 2,905,994
Leasehold improvements	-	117,000	-	117,000
Internet services	-	-	204,371	204,371
Accumulated depreciation and amortization	(2,515,377)	(2,635)	(10,219)	(2,528,231)
	$ 390,617	$ 114,365	$ 194,152	$ 699,134

Note 8. Short-Term Bank Loans

Short-term borrowings at September 28, 2001, consist of loans drawn from approximately $30 million in credit facilities extended through various line of credit arrangements. Such borrowings are used principally to finance customer margin account purchases and purchases of securities owned. The level of these borrowings fluctuates daily and at times significantly, depending on market activity. At September 28, 2001, bank loans of $8,500,000 and $13,800,000 were outstanding and fully collateralized by approximately $17,329,000 of customers' margin account securities and approximately $15,700,547 of securities owned by the Company, respectively. The borrowings bear interest at market related floating rates.

Note 9. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination agreements at September 28, 2001, are listed in the following:

Secured demand note collateral agreement, 6%, due October 2003	$	2,000,000
Secured demand note collateral agreement, 6%, due September 2003		2,000,000
	$	4,000,000

The Company also has a $2 million temporary subordinated loan agreement which pays interest equal to the bank's prime commercial loan rate plus 3%. The Company pays a 1.5% commitment fee on any unused balance. At September 28, 2001, the Company had no outstanding borrowings under this agreement.

The subordinated liabilities are covered by agreements approved by the Company's designated self-regulatory organization and, thus, are available in computing net capital under the SEC's uniform net capital rule. To the extent that such liabilities are available in the computation of net capital and required for the Company's continued compliance with minimum net capital requirements, repayment may be extended.

Note 10. Stockholders' Equity

In the event of liquidation, holders of Class A preferred shares shall receive distribution on the amount of available assets on a pro rata basis for each such share held with a value up to the par value of each such share before any distribution is made to holders of any voting common shares. Remaining assets, if any, will first be distributed to common stockholders in the same manner as above, and then shall be allocated on a pro rata basis determined by the number of shares of both Class A preferred and common stockholders (without regard to classification). Except as described above, preferred and common shares have identical rights and characteristics.

Note 10. Stockholders' Equity (continued)

The Company maintains the right of first refusal to purchase issued shares of preferred and common stock from stockholders for a period of 90 days from notification of intent to sell. Upon death or incompetence, the Company may be required to purchase stock from the holders thereof at a price as defined in the Certificate of Incorporation.

Note 11. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan.

Note 12. Stock-Based Compensation Plans

Stock Purchase Plan

The Company has a qualified, non-compensatory employee stock purchase plan (Stock Purchase Plan) covering substantially all of its employees with the exception of stockholders owning 5% or greater of the voting common shares of the Company. Under the terms of the Stock Purchase Plan, employees make elections for the purchase of Company common stock at a discount from adjusted book value. Under this plan, 2,604 shares were issued during 2001. In connection with this plan, 33,600 shares of common stock are reserved for future issuances.

Stock Option Plan

In 1998, the Company adopted a stock option plan (Stock Option Plan) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Stock Option Plan authorizes grants of options to purchase up to 50,000 shares of authorized but unissued common stock or treasury stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable after five years from the date of grant.

The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretation as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*; accordingly, no compensation cost has been recognized for its plans in the financial statements. Had the Company determined compensation cost based on the fair value of awards at the date of grant under SFAS No. 123, the Company's compensation cost would have been negligible.

At September 28, 2001, there were 32,050 additional shares available for grant under the Plan. The per-share, weighted-average fair value of stock options granted during 2001 was $13.39 on the date of grant using the Black-Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions: expected dividend yield 0.00%, risk-free interest rate of 5.7% and an expected life of 7-1/2 years.

Note 12. Stock-Based Compensation Plans (continued)

Stock option activity during the period is as follows:

	Number of Shares		Weighted-Average Exercise Price
Balance at September 29, 2000	13,100	$	32.98
Granted	5,250		39.17
Exercised	-		-
Forfeited	(400)		32.72
Expired	-		-
Balance at September 28, 2001	17,950	$	34.80

At September 28, 2001, the remaining contractual life of outstanding options was 7-1/2 years.

Note 13. Self-Insurance

The Company has elected to self-insure a portion of its employee health insurance costs for all full-time employees. The Company maintains stop-loss insurance which limits its exposure to the first $50,000 per year of benefits provided to participants with an aggregate stop-loss insurance of approximately $1,000,000 per such participant's lifetime.

Note 14. Income Taxes

The tax effects of temporary differences gave rise to deferred tax assets related to accrued expenses and reserves of $65,000 and deferred tax liabilities related to the unrealized gain on stock held for investment purposes of $275,000.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income primarily due to dividend deductions, state income taxes, and travel and entertainment expenses.

Note 15. Commitments and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire through September 2010, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

Years ending September 30:	
2002	$ 485,221
2003	495,804
2004	405,857
2005	110,678
2006 and thereafter	532,913
	$ 2,030,473

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 16. Financial Instruments with Off-Balance-Sheet and Market Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk, in the event that the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Note 16. Financial Instruments with Off-Balance-Sheet and Market Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Note 17. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and the capital rules of the New York Stock Exchange, which require the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The net capital rules may effectively restrict the payment of cash dividends and the repayment of subordinated borrowings.

At September 28, 2001, the Company had net capital of $6,381,294 which was $5,244,234 in excess of its required net capital of $1,137,060. The Company's net capital was approximately 11.22% of aggregate debit items.

HOWE BARNES INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION REPORT
SEPTEMBER 28, 2001

(Filed Pursuant to Rule 17a-5(e) Under the
Securities Exchange Act of 1934)